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                             January 24, 2022

       Hil Davis
       President and Chief Executive Officer
       Digital Brands Group, Inc.
       1400 Lavaca Street
       Austin, TX 78701

                                                        Re: Digital Brands
Group, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
19, 2022
                                                            CIK No. 0001668010

       Dear Mr. Davis:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ryan
Lichtenfels at 202-551-6001 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Thomas Poletti